Exhibit 99.1

Snow Lake Lithium Response to Meeting Notice by Concerned Shareholders

MANITOBA, CAN, July 20, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium (Nasdaq: LITM) (“Snow Lake” or the “Company”), today responded to the announcement on July 19, 2022 by a group of shareholders of the Company (the “Concerned Shareholders”) purporting to give notice calling a special meeting of shareholders for August 10, 2022. No shareholder meeting will take place on that date and any materials received by shareholders in connection with any such purported meeting should be disregarded.

The Concerned Shareholders’ notice of special meeting is invalid under The Corporations Act (Manitoba) as an annual general meeting and special meeting of the shareholders of the Company has already been called by the Board for December 15, 2022 and a record date of October 27, 2022 was fixed by the Board for that scheduled meeting.

As previously announced on June 29, 2022, the Company received a shareholder requisition notice (“Requisition”) from the Concerned Shareholders requesting that the Board of Directors call a meeting of the shareholders for the purpose of (a) removing all of the directors of the Company; (b) fixing the number of directors at six for the ensuing year; and (c) electing six nominee directors of the Concerned Shareholders. The Board reviewed the Requisition with its professional advisors and carefully considered the appropriate timing for a shareholder meeting in light of the Requisition and concluded that a meeting in accordance with the normal cycle is in the best interests of the shareholders and the Company as it allows shareholders time to consider the issues associated with a contested Board election while not disrupting the important Company initiatives under way. Furthermore, shareholders will have the benefit of having received the audited annual financial statements for the fiscal year ended June 30, 2022 in making their assessment. Accordingly, the Board has determined to proceed with the scheduled meeting date of December 15, 2022.

Snow Lake has filed an application today with the court for a declaration that the notice of meeting by the Concerned Shareholders is null and void.

www.SnowLakeLithium.com
Legal Address		Mailing Address
242 Hargrave St #1700,		Snow Lake Resources ltd
Winnipeg, MB R3C 0V1		PO Box 126 Simcoe Ont N3Y
Canada		4K8